FILED BY WALDENCAST ACQUISITION CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC
COMMISSION FILE NUMBER: 001-40207

The following is the transcript of the Fifth Annual D.A. Davidson Consumer Growth Conference:

* This filing includes a correction (indicated by “[corrected]”) to a statement made during the conference.

Waldencast Acquisition Corp. – Fifth Annual D.A. Davidson Consumer Growth Conference, March 10, 2022

C O R P O R A T E   P A R T I C I P A N T S

Linda Bolton Weiser, Managing Director and Senior Research Analyst, D.A. Davidson

Michel Brousset, Founder and Chief Executive Officer, Waldencast

P R E S E N T A T I O N

Linda Bolton Weiser

Hi everyone. This is Linda Bolton Weiser, Managing Director and Senior Research Analyst at D.A. Davidson. Welcome to our Fifth Annual Consumer Growth Conference. Hopefully the last year virtual.

But we have a series of fireside chats that I’m hosting throughout the day and I’m very pleased to have with me a new company. I do not follow it. It is a SPAC that is getting ready to de-SPAC in a few months. It’s a great story in the beauty sector, so I want to introduce you to Waldencast, ticker WALD. We have CEO Michel Brousset, and Michel is a seasoned executive in the beauty industry. He has a long tenure at L’Oréal. It’s, I think, a very exciting story here.

Michel, why don’t we start out with just give us a little overview of your background and the businesses you’ve managed, and what motivated you to get involved with this company.

Michel Brousset

Of course, thank you, Linda. Thank you for having me. Thanks, everyone, for being here today.

Yes, I started Waldencast three years ago, after a 25-year career running consumer brands, most recently with L’Oréal where I was group president of North America. I was also CEO of L’Oréal in the U.K., the fourth largest market for L’Oréal. Before that I was with Procter & Gamble, so a life as an operator running and building consumer businesses.

After those 25 years in that world of kind of large, strategic companies, I decided to charter my own way and co-founded Waldencast with my partner and co-founder Hind Sebti, who is based out of the U.K., and I’m based here in New York, with the vision of creating the next global best-in-class multi-brand beauty company. We started early on in the journey as entrepreneurs, kind of finding our own way and trying to build a business by investing, initially in emerging beauty and wellness brands.

Through that process it was apparent that in order to deliver on that dream faster, which is building a global best-in-class company, we wanted to do some larger acquisitions. Frankly, Linda, if you would have asked me three years ago what a SPAC was, I would have not been able to tell you. We didn’t do a SPAC on the basis of doing a SPAC in itself. But actually, it was a vehicle that we found was very efficient for us to raise capital. But importantly, our ability to have a public vehicle for which we could do not only this acquisition but also subsequent acquisitions.

We are a little bit different than most SPACs I would say in the sense that we are operators. We operate the company. That’s the first thing that is a bit different. We’re using this vehicle in a way that is not the traditional taking a company public through a SPAC, but more putting together two companies, in our case, Obagi and Milk Makeup, and combining them with the operational experience of Waldencast to bring the Company public.

We’re also different than most SPACs in the sense that I’m not a financial SPAC promoter. As I said, we are operators that are going to run the business and build a business. Waldencast is my life. It’s the company I built, and I intend to see it through and build this great best-in-class company over the next 5 years, 10 years, 20 years, whatever it takes to build this dream.

Linda Bolton Weiser

Great. Maybe you could go into a little bit your two brands. They’re great brands. They seem underpenetrated, lots of growth opportunity. What attracted you in particular to these two brands?

Michel Brousset

Yes, they’re amazing brands. I think they both have in common that they are incredible assets in the most interesting parts of the categories. Let’s start with Obagi. Obagi, from my point of view, is the best-in-class crown jewel company brand in the physician dispensed skincare market. It’s not because I say it. It’s because it’s perceived by physicians, the ones that are filling the dispensing business, (inaudible) most important as a number one brand in the space. Obagi participates in also the most interesting, attractive, fastest growing part of skincare, which is physician-dispensed (inaudible) business. It’s a business that’s grown upwards of 20% over the last few years, with Obagi growing even faster in that market. It is the best asset in the most interesting part of the business.

Likewise, Milk. Milk is very similar in the sense that it is, while different as a brand, very similar in its characteristics. It’s a cult Gen Z makeup brand with an incredible organic following. It’s the number two clean makeup brand at Sephora, and clean makeup, as you know, is the fastest growing part of the market in the case of makeup. Again, great asset. Fantastic asset in the most interesting part of the business. Those are the first two things that attracted us to the Company.

Structurally what it is, they are, in the case of Obagi, very profitable, have very, very high gross margins, very high bottom line profitability. Lots of growth opportunities outside of the U.S. on the medical channel by expansion. Same thing with Milk. Milk is a young brand that is just at the beginning of the lifecycle of makeup. Tremendous additional growth opportunity ahead. Ultimately, something that is very important for us is sharing of values and culture based on trying to make the beauty business a little bit better by a focus on brands that are sustainable, responsible, and that are inclusive in the way they are marketing their organization, etc., which are values that are very important for Waldencast.

Linda Bolton Weiser

Great, so to focus on Obagi for just a minute. I believe you had mentioned to me earlier that something like 25% of sales or something do require a doctor’s prescription.

Michel Brousset

Prescription, yes.

Linda Bolton Weiser

Right, so how do you—is that brand, is that type of product line able to be sold in the doctor channel as well as regular retail channels? Or do you have to have separate product lines, or how does that work exactly?

Michel Brousset

It’s a great question, Linda. Let me explain a little bit of the Obagi business to you. The Obagi business is predominantly what we call Obagi Medical, the medical business. Around 90% of Obagi’s business is the medical business. We think that 25% of that business is prescription based. Okay, so you can only get it from a prescription via doctor. The rest is OTC in that channel. What we mean by medical is this is a brand that consumers or clients primarily discover through a physician recommendation. This is not a brand that you see through advertising, or by going to a store. You discover it through a physician recommendation, which is the most credible, sticky way of getting a skincare brand.

That’s the business today. What we have as additional sources of growth is further penetration to the medical channel. Today Obagi is in about 35% of dermatologist offices in the U.S., so plenty of room to continue to grow within dermatologist offices in the U.S. Number two, further share of wallet within those dermatologist offices who are in by new indications, new products. Recently, for example, launched into lash, then (inaudible) launched into hair, as well as other skincare indications. Number three, international. Today we have a very, I’ll say, strong presence or nascent strong presence in Asia. We are barely touching Europe. We have not touched big dermo-cosmetic markets like Brazil, so there are plenty of international opportunities within that medical business.

That’s the core of the business, as I said. Nearly 90% of the business is that business. Now, in addition to that, we have two additional oceans of opportunity. One is devices, and we just started, and what I mean by devices is not consumer devices, but in-clinic devices, which are tools that physicians or dermatologists can use in their clinics to give consumers, clients, or patients a better experience with Obagi skincare products. We just started this. It’s a seed of a business. We have 75 clinics that are going through this test. What we found that is very interesting is that it drives additional usage of Obagi products, further share of wallet and further stickiness of that business. We intend on expanding that device business.

Then lastly, what you mentioned, which is consumer. I think we have an additional opportunity with a different product line. We want to keep the medical product line medical but with a different product line to give consumers that don’t necessarily want to have to go to a dermatologist, or are not quite there yet into going to a dermatologist, an offering in the consumer channels, retail channels, etc., of a product that still is ultra-high-performance skincare but done for consumers—not to be used under medical supervision. That’s another third opportunity, or second big ocean of growth, that we intend to pursue beyond what we have in the medical business.

Linda Bolton Weiser

Great, that makes sense. Do you actually have—how do you communicate with doctors? I mean, do you actually have an internal sales force?

Michel Brousset

Yes, yes. Obagi has a sales force of about 100 sales reps, or medical visitors, that are directly in contact with dermatologists and physicians. Not just dermatologists. I mean, you’re talking of plastic surgeons or multi-practice doctors, which is a whole emerging new area that we are pursuing. Just beyond dermatologists, there’s a whole new opportunity of other physician recommendations. It’s a direct force of about 100 people.

Linda Bolton Weiser

Okay. As you would expand internationally, you would have to develop that sales capability in each market.

Michel Brousset

Yes, we are doing it through a combination. Today, it’s primarily done through distributors that have that sales force capability built. As we grow and develop the businesses, we will look at internalizing some of that capability when the time is right. But today, the majority of international business is done via distributors.

Linda Bolton Weiser

Okay, great. I’m just curious, the product for the regular retail channel for consumers, is that already on the market, or is that something that’s planned?

Michel Brousset

We are planning a whole new offering for the consumer channel. We had a product called Obagi Clinical at some point, which we still have, but it’s relatively small. It’s not a business that Obagi had focused on, because it’s a business that medical channels were focusing on. We are developing—will develop—an offering for that, for a consumer channel.

Linda Bolton Weiser

Okay. When do you think that will launch?

Michel Brousset

I don’t know yet. We have to first close the transaction and we’re building on the plans. But it is intended to be built and to be qualified in the near future.

Linda Bolton Weiser

Okay, and that might be something—it would be like a prestige priced product?

Michel Brousset

Yes, indeed.

Linda Bolton Weiser

Yes, okay. Who would be some of the other brands that would be competing in that medical channel with Obagi?

Michel Brousset

Well, there’s a number of other brands. There’s a brand called SkinCeuticals. There’s a brand called ZO, EltaMD, and other brands that compete in that channel. They all have a little bit, slightly different position, slightly different focus in terms of benefit profile. In terms of value, what makes Obagi strong, is the perception of the brand by physicians. It’s perceived as number one overall. Number one as a product. Number one in terms of innovation. Number one in terms of marketing through third-party surveys that do these on a regular basis, so a very strong position on the basis of science.

These are physicians. Why is it perceived so strongly? Very simply—because the products work. It's as simple as that, and when you are first selling to a physician, they need products that have transformative skin benefits with their clients, and as a consequence, there’s not a lot of marketing fairy dust that comes to this. These are clinically-based products. We have 80-plus patents protecting these products. That allows us to have that superiority and that ability to earn the trust of our physicians.

Linda Bolton Weiser

Just to switch over to your other brand, Milk, yes. We do a social media ranking of brands, and Milk ranks quite high actually, like a few notches below KKW. Then when you look at the sales level of Milk, it doesn’t match up with the brand potential, seemingly.

Michel Brousset

Absolutely right. Indeed.

Linda Bolton Weiser

Yes, where do you see the potential going?

Michel Brousset

Well, you’re touching exactly on what was very attractive about Milk. Milk, as I mentioned, is the number two clean makeup brand at Sephora. Sephora has been an amazing partner in helping us build that brand. But it is a brand that was built fundamentally on two things. Number one is clearly hero iconic products that look like nothing else in the category that consumers appreciate and love. But importantly, what you mentioned is this organic community-based following.

This is a brand that has not really, and today does not, spend a significant amount of money on marketing or influence in marketing. It’s really organically based on products that reflect the values of these Gen Z consumers. This is a brand that has, for instance, 2 million Instagram followers, 139.1 million [corrected] TikTok views on the brand organically, right. The reason for it is it's a brand that represents good for you, good for the community, good for the planet, which are the values of this next generation.

Now, what we have ahead of us in terms of opportunity is to turn that community, which I think has an incredible following, which by the way is an international following. This is a brand that 18-year-old or 19-year-old women in Europe or San Francisco or Kansas would know about, but also, in places like Johannesburg or Tokyo, or Paris, or Lima. This is a brand that has that type of following. Now, what we need to do because of the history of the brand, which is relatively young, is translate that community into the monetization of the community through marketing, through additional products and through connecting with them in more commercial ways.

Linda Bolton Weiser

Okay. I think Milk does have skincare and color products. What’s the rough breakdown of skincare versus color?

Michel Brousset

It’s primarily a color makeup. It’s about 85% versus 15%. Now, you touched on something which is a big opportunity and one of the drivers which is skinification of makeup. There is a whole area of opportunity that comes from that. Milk has, for instance, just to give an example, a moisturizer, a skincare moisturizer, that runs quite strongly here in the U.S. But, for instance, in Northern Europe, is the number one moisturizer in Scandinavia at Sephora. It gave us some indication of the strength and shoulders that the brand can have to carry the business beyond makeup. We view Milk today as a makeup brand, primarily, and will always be centered on that makeup core, but there is a number of adjacent opportunities through innovation that relate a bit to skin.

Linda Bolton Weiser

Okay. I mean, one of the things you’ve talked about is that there are so many brands out there in the beauty industry, and many of them get stuck—I didn’t turn off my phone like I was supposed to. Many of them get stuck at this level and can’t sort of break through into higher, bigger scale. What is it that you’re understanding that you can bring that can help these brands to do that?

Michel Brousset

You touch on the key thesis of Waldencast. I think we are at a point which is perhaps the second inflection point in the business. The first one was probably this shift or growth of independent brands, and that was a concept of some of the erosion with traditional sources of competitive advantage of the biggest strategic incumbents. Before I started Waldencast, a topic that I studied deeply, is that you have all these independent brands, hundreds of them. Some of them kind of breakthrough, but almost all of them get stuck at around, call it $100 million to $300 million in net sales, depending on the category. There’s very, very few, if any, independent brands that break through much beyond $300 million, and there’s certainly no global independent beauty brands of any meaningful size.

The reason for it is because it’s at that level where the complexity of managing this type of business and marginal cost relative to the marginal incrementality becomes a bit more difficult. That is where you need to have a very robust supply chain. That’s where you need to start to internationalize the business. That’s where you need to start managing a matrix organization of product and geography. That is where you need to have much more robust control and reporting systems. That is very difficult to build on a single brand basis.

That’s the second inflection point for which Waldencast’s response is to be able to create ultimately the operational scale of a multi-brand beauty platform with the management expertise of managing global brands at scale, but maintaining the independence and asset light entrepreneurial spirit of these independent brands. That’s what Waldencast is. We’re a house of brands where each brand in the front end continues to be independent, entrepreneurial, fast moving, responsive to consumers, while also supported via a back end of anything that does not make sense to be built on a single brand basis that is common and allows you to have scale. Things like finance and accounting, logistics and supply chain, and IT and all those things that are needed to manage and build that brand, and build brands like that.

Linda Bolton Weiser

Well, I mean, I’m more familiar with Estée Lauder than L’Oréal, but I mean, this does sounds a little bit like what Estée Lauder has done, because they have some of their brands that they’ve acquired, the founder has remained there, like Bobbi Brown, you know, for a while, and they remain these independently run kind of businesses with their independent spirit, as you said. Are you talking about still an iteration on that approach, or?

Michel Brousset

It is an iteration on that approach. I won’t comment on kind of how independent or not independent Estée Lauder is, and how successful or not successful they have been with their independent brands. But what I can tell you is that this approach of a house of brands, it is a proven approach. I mean, that’s why the Estée Lauders of the world and L’Oréals of the world, if you take a big fashion/beauty LVMH makes sense. Why? Because there’s a certain—a lot of people ask me, so what are the synergies? What are the cost synergies? Frankly, in beauty, cost synergies are relatively unimportant. What is more important is the growth. That’s the best way of delivering value.

If you want something that is difficult to quantify but is extremely important in beauty, it is scale of talent and depth and breadth of understanding of this business. The beauty business is very different than any other consumer goods industry. It’s a business that requires a detailed orientation, understanding of emotion and function, understanding of trends, and understanding of how to manage a relatively complex supply chain. That requires expertise.

That is why, yes, you are right. The approach of a house of brands, multi brand, multi category in beauty is not novel. It’s not novel and the reason we’re following it is because it has significant advantages over being a single brand company or relatively single brand company. It allows you to manage the fluctuations of categories and allows you to have depth and breadth of talent. It allows you to create growth synergies that are much more important than manufacturing synergies or other things like that.

Linda Bolton Weiser

When you embark upon expanding your portfolio and adding more brands, I mean, how will you go about it? In other words, does it make sense to have another brand that shares the same channel as Obagi, or would it be better to do something that is a totally different area, apart from what Obagi and Milk represent?

Michel Brousset

That’s a great question. I mean, the first approach, which is part of one of my first jobs, is to kind of curate this portfolio to ensure incrementality. We will look at brands in different categories, different physician channels. The case of a physician dispensed channel is very specific, because there is opportunity for further penetration and depth and potential of operational brands in that channel. It is more a question of incrementality. It’s a question of how can we continue to reach either new markets, or new consumers, with our brands?

What we have in common across those brands and we will always have in common with those brands relative to, for instance, the model of, you mentioned Estée Lauder, or L’Oréal, is that we are building a very asset light model in which we don’t intend to necessarily own big factories, big distribution centers, big servers, and IT systems. We’re building an asset light structure that replicates those independent brands and that allows us to expand and add brands very rapidly and in a very easy way to integrate them. We will look at categories, different price points, different categories. We have already a long list of potential opportunities that we will pursue once we are finished with this initial transaction.

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IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi and Waldencast and Milk Makeup and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transactions, Waldencast filed a registration statement on Form F-4 with the SEC on February 14, 2022, as amended by Amendment No. 1 to the registration statement on Form F-4 filed with the SEC on March 4, 2022, which includes a document that serves as a prospectus and proxy statement of Waldencast (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transactions. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Makeup Equity Purchase Agreement, (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form F-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.